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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

NEON Systems, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
640509105
(CUSIP Number)
Joseph W. Alsop
Chief Executive Officer
Progress Software Corporation
14 Oak Park
Bedford, MA 01730
(617) 280-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 30, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	640509105	Page	2	of	8

1	NAMES OF REPORTING PERSONS: Progress Software Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
04-2746201

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Commonwealth of Massachusetts

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,648,430 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

8,648,430 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,648,430 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

90.4% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	640509105	Page	3	of	8

1	NAMES OF REPORTING PERSONS: Noble Acquisition Corp.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,648,430 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

8,648,430 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,648,430 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

90.4% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

     This Amendment No. 2 (the “Amendment”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed on December 29, 2005 and amended by Amendment No. 1 to the statement on Schedule 13D filed on February 1, 2006 (the “Schedule 13D”) by Progress Software Corporation, a Massachusetts corporation (“Progress”), and Noble Acquisition Corp., a Delaware corporation (the “Purchaser”), relating to the offer by the Purchaser to purchase all of the outstanding shares of common stock (the “Shares”) of NEON Systems, Inc., a Delaware corporation (the “Company”), for $6.20 per Share, net to the seller in cash, and certain agreements entered into in connection therewith, on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 29, 2005, as amended, and in the related Letter of Transmittal (which as amended or supplemented from time to time, collectively constitute the “Offer”). Capitalized terms used but not otherwise defined in this Amendment shall have the respective meanings assigned to them in the Schedule 13D.

Item 2.	Identity and Background.
     The first and second paragraphs of Item 2 of the Schedule 13D are hereby amended to read in their entirety as follows:
“This Statement is filed by Progress Software Corporation, a Massachusetts corporation (“Progress”), and Noble Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Progress.
The principal executive offices of Progress and the Purchaser are located at 14 Oak Park, Bedford, Massachusetts 01730.”
     The fifth paragraph of Item 2 of the Schedule 13D is hereby amended to read in its entirety as follows:
“(d) and (e) During the last five years, neither Progress nor the Purchaser, nor, to the best of their knowledge, any person identified in Schedules I or II has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 3.	Source and Amount of Funds or Other Consideration.
     Item 3 of the Schedule 13D is hereby amended to read in its entirety as follows:
“The Purchaser intends to purchase all outstanding Shares pursuant to the Offer and the Merger, including the 8,648,430 Shares that are the subject of this Statement. Progress plans to effect a merger of the Purchaser with and into the Company on Thursday, February 2, 2006, or as soon as practicable thereafter. The Merger will be consummated without a vote or meeting of the Company’s stockholders, in accordance with Delaware law. In the Merger, each remaining Share of the Company will be converted into the right to receive $6.20 in cash, without interest.
Progress estimates that the total amount of funds required to purchase all Shares pursuant to the Offer and Merger and to pay to the holders of outstanding stock options and common stock purchase warrants of the Company the amounts required under the Merger Agreement (as defined below) will be approximately $68 million. Progress has sufficient funds to acquire all of the outstanding Shares pursuant to the Offer and the Merger and to pay all amounts required to be paid to the holders of outstanding stock options and common stock purchase warrants of the Company. The Offer is not conditioned upon Progress’ or the Purchaser’s obtaining any financing for the purchase of Shares pursuant to the Offer.”

Item 5.	Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:
“The initial offering period of the Offer expired at 12:00 midnight, Eastern time, on Friday, January 27, 2006. Following the expiration of the initial offering period, the Purchaser accepted for payment all Shares validly tendered pursuant to the Offer. The Purchaser was informed by American Stock Transfer & Trust Company, the depositary for the Offer, that 8,648,430 Shares were validly tendered and not withdrawn as of the expiration of the initial offering period of the Offer, and an additional 36,549 Shares were tendered by notice of guaranteed delivery. The 8,648,430 Shares validly tendered pursuant to the Offer represent approximately 90.4% of the Shares outstanding as of December 16, 2005.
Except as set forth on the cover page and as described in this Statement, none of Progress and the Purchaser, or to the knowledge of each of them, no executive officer or director of any of Progress or the Purchaser, beneficially owns any Shares, nor (except for the Voting Agreements and the Offer) have any transactions in the Shares been effected during the past sixty days by either Progress or the Purchaser, or, to the knowledge of Progress and the Purchaser, by any executive officer or director of either of them.
Progress and the Purchaser have the shared power to vote or to direct the vote or to dispose or to direct the disposition, of 8,648,430 Shares.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The response to Item 5 of this Amendment is incorporated herein by reference as an addendum to Item 6 of the Schedule 13D.
     The following is incorporated herein by reference as an addendum to Item 6 of the Schedule 13D:
“The Merger Agreement provides that upon the acceptance for payment pursuant to the Offer of a number of Shares that satisfies the Minimum Condition, Progress is entitled to designate the number of directors (the “Progress Designees”), rounded up to the next whole number, on the board of directors of the Company (the “Company Board”) that equals the product of (i) the total number of directors on the Company Board and (ii) the percentage that the number of Shares beneficially owned by Progress (including Shares accepted for payment pursuant to the Offer) bears to the total number of Shares outstanding. Pursuant to the Merger Agreement, the following Progress Designees, each of whom is employed by or is a member of the board of directors of Progress, have been appointed to the Company Board: Roger J. Heinen, Jr., Michael L. Mark, Richard D. Reidy and Norman R. Robertson.

The Merger Agreement also provides that until the effective time of the Merger, the Company Board shall have at least two independent directors (the “Independent Directors”) who were directors on the date the Merger Agreement was executed and who are neither officers or employees of the Company, nor officers, stockholders, affiliates or associates (within the meaning of the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Exchange Act”)) of Progress or persons having any other material relationship with Progress; provided that if one Independent Director remains, then the one remaining Independent Director will designate a person who meets the foregoing criteria to fill the vacancy created by the resignation of the other Independent Director, and such person will be deemed to be an Independent Director for purposes of the Merger Agreement; provided further that if no Independent Directors remain, the other directors will designate persons to fill the vacancies who meet the foregoing criteria, and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement. As of the date of this report, David F. Cary and Richard Holcomb remain on the Company Board as Independent Directors.
Until the effective time of the Merger, the approval of the majority of Independent Directors will be required to authorize (and such authorization will constitute the authorization of the Company Board and no other action on the part of the Company, including any action by any other director of the Company, will be required to authorize) any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Company, any extension of time for performance of any obligation or action under the Merger Agreement by Progress or the Purchaser, any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company, any action as to which the consent or agreement of the Company is required under the Merger Agreement, the assertion or enforcement of the Company’s rights under the Merger Agreement to object to (i) failure to consummate the Merger or (ii) a termination of the Merger Agreement, or any determination with respect to any action to be taken or not be taken by or on behalf of the Company relating to the Merger Agreement or the transactions contemplated thereby.”

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 1, 2006
Progress Software Corporation
By:	/s/ Norman R. Robertson
Norman R. Robertson
Senior Vice President, Finance and Administration and Chief Financial Officer

Noble Acquisition Corp.
By:	/s/ Norman R. Robertson
Norman R. Robertson
Treasurer

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Agreement and Plan of Merger dated December 19, 2005 among Progress, the Purchaser and the Company (Exhibit 99.1 to the current report on Form 8-K filed by Progress with the SEC on December 22, 2005 and incorporated herein by reference).

99.2	Form of Voting and Tender Agreement, dated December 19, 2005, by and among Progress, the Purchaser and each of Mark J. Cresswell, Brian D. Helman, Chris Garner, Jerry Paladino, Shelby R. Fike, Robert Evelyn, Richard Holcomb, George H. Ellis, David F. Cary, Loretta Cross, William W. Wilson III, John J. Moores and 39 trusts and other entities affiliated with John J. Moores (Exhibit 99.2 to the current report on Form 8-K filed by Progress with the SEC on December 22, 2005 and incorporated herein by reference).

99.3	Form of Offer to Purchase dated December 29, 2005, as amended (Exhibit (a)(1)(A) to the Schedule TO-T/A filed by Progress and the Purchaser with the SEC on January 19, 2006 and incorporated herein by reference).

99.4	Form of Letter of Transmittal (Exhibit (a)(1)(B) to the Schedule TO-T filed by Progress and the Purchaser with the SEC on December 29, 2005 and incorporated herein by reference).

99.5	Joint Filing Agreement of Progress and the Purchaser dated December 29, 2005 (Exhibit 99.5 to the Schedule 13D filed by Progress and the Purchaser with the SEC on December 29, 2005 and incorporated herein by reference).